

Julia Knight is the founder and C.E.O. of Julia Knight Inc., a line of high end tableware, serving accessories, jewelry and gifts that turn the things we use everyday into beautiful and enduring lifestyle statements. The Julia Knight collections are carried in over 400 high end specialty retailers including Bloomingdales, fine independent retailers and over 40 countries worldwide.

Prior to founding Julia Knight Inc., Ms. Knight founded the venture catalyst and strategic management consulting firm, Knight Advisors LLC. The firm worked with the CEO's and senior management teams of established and emerging companies to identify and capitalize on growth opportunities. Knight Advisors helped rapidly growing companies in need of expansion capital to position themselves, their team, and their strategy by: developing the most strategic, highest value brand position, creating highly compelling roadshow presentations, developing their management team, retaining highest caliber accounting, legal and communication advisors, and sourcing capital through an established network of contacts.

Her client list included, among others: The Thymes Limited 1995-2000, as CEO Coach and strategic advisor,; Sourcemine.com (a.k.a. Mediafloor.com) 1999 as CEO coach, strategic and financing advisor (raised $12.5 million); Wam!Net 1996-1999 as CEO coach, strategic and financing advisor (raised over $125 million); D'Amico & Partner's, D'Amico & Sons roll-out and financing plan; iculture.com, as CEO coach, strategic and financing advisor; MegaMags.com as CEO coach, strategic and financing advisor; Jasper Digital Biometrics as strategic and financing advisor; and VisualGold.com as strategic and financing advisor.

Prior to starting her consulting practice, Ms. Knight founded Growing Healthy Inc., in 1988 and served as Chairman, Chief Executive Officer and President through January 1995. Under her leadership, Growing Healthy introduced and marketed a 33-item line of more nutritious, better tasting, all-natural frozen baby food.

From 1987 to 1988 Ms. Knight was Vice President of Marketing for Minnetonka, Inc., Fragrance Marketing Group, where she had responsibility for a health and beauty aids division. From 1986 to 1987, Ms. Knight was Marketing Director for Lamaur Inc., Salon Division where she had responsibility for four salon subdivisions. Prior to Lamaur, Ms. Knight was in marketing at Revlon and Estee Lauder in International Marketing in their NY Headquarters.

Ms. Knight received her Bachelor of Arts Honors degree, Magna cum Laude, in 1979 from Brown University. She is a frequent public speaker and has received numerous awards and citations, including most recently the Goldman Sachs 10000 Small Business National Program, the President's Award for Excellence in Exporting, the Governors

International Trade Award 2015 from Governor Dayton, 2016 Enterprising Women of the Year Award, member of Women's Presidents Organization and more. She is a past member of the Board of Directors of the Minnesota Women's Economic Roundtable 1997-1999 and has taught at the University of St. Thomas Center for Entrepreneurship.

WWW.JULIAKNIGHTCOLLECTION.COM
JULIA@JULIAKNIGHTCOLLECTION.COM
http://www.linkedin.com/pub/julia-knight/6/789/37a

